Bionomics Limited

BEST AVAILABLE COPY

8 October 2008

[redacted]

08005513

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street
WASHINGTON DC 20549

SUPPL

Re: Bionomics Limited – File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

per

Stephen Birrell
CFO & Company Secretary

PROCESSED
OCT 28 2008
THOMSON REUTERS

Encl

SEC Mail Processing Section
OCT 20 2008
Washington, DC
108

h:\templates\letter master.doc

Bionomics Limited ABN 53 075 582 740
31 Dalgleish Street Thebarton SA Australia 5031 **Phone** 61 8 8354 6100 **Fax** 61 8 8354 6199 **Email** info@bionomics.com.au

82-34682

Bionomics Limited

3 October 2008

Dear Shareholder

Annual General Meeting

I am pleased to invite you to attend the Annual General Meeting of Bionomics Limited to be held at 10.30 am on Wednesday 5 November 2008, in the Grevillea Room, Lower Lobby Level, Hyatt Regency, North Terrace, Adelaide, and have enclosed the Notice of Meeting and Explanatory Memorandum.

If you are unable to attend the meeting in person, I encourage you to return the enclosed proxy form. The proxy form should be returned in the envelope provided, or faxed to our Share Registry on (03) 9473 2555 so that it is received by 10.30am on Monday 3 November 2008. Alternatively, there is now an online voting option which can be accessed via www.investorvote.com.au

There is also an election form included in this pack to opt in to continue receiving a printed Annual Report. From next year onwards, we will be issuing our Annual Report in full on our website, www.bionomics.com.au

We are actively encouraging shareholders to use the website method as it will enable prompt communication and reduce compliance costs.

I look forward to your attendance at the meeting.

Yours sincerely,

P Jonson

Peter Jonson
Chairman



NOTICE OF ANNUAL GENERAL MEETING 2008

Bionomics Limited



GATE
1

10.30AM

WEDNESDAY 5, NOVEMBER 2008

Notice is hereby given that the Annual General Meeting of Bionomics Limited ("the Company") will be held to transact the business set up on the following pages.

BIONOMICS BOARDING PASS

GREVILLEA ROOM
LOWER LOBBY LEVEL
HYATT REGENCY
NORTH TERRACE
ADELAIDE

Members should refer to the accompanying Explanatory Notes for further information concerning the business to be transacted at this meeting.



ORDINARY BUSINESS

FINANCIAL STATEMENTS AND REPORTS

To receive and consider the Company's Financial Report for the financial year ended 30 June 2008 and the accompanying Directors' Report and Auditor's Report.

An electronic copy of the Company's financial report is available on our website www.bionomics.com.au.

RESOLUTION 1:

ADOPTION OF REMUNERATION REPORT

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

That the remuneration report for the year ended 30 June 2008 be adopted.

Please note that the vote on this resolution is advisory only and does not bind the directors or the Company.

RESOLUTION 2:

ELECTION OF NON-EXECUTIVE DIRECTOR – DR ERROL DE SOUZA

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

That Dr Errol De Souza be elected as a director of the Company.

Dr Errol De Souza will be retiring at the Annual General Meeting as required by the Company's Constitution and, being eligible, offers himself for election.

SPECIAL BUSINESS

RESOLUTION 3:

APPROVAL OF PROPOSED ISSUE OF SHARES TO DIRECTORS

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

That, for the purposes of ASX Listing Rule 10.11, the issue of fully paid ordinary shares in the Company to the following directors in the quantities specified below and on the terms described in the Explanatory Notes accompanying the Notice of this Annual General Meeting is approved:

DIRECTOR ↓	WITH[illegible]T TO FINANCIAL YEAR[illegible]G 30 JUNE 2009 ↓
Dr Peter Jonson	→ 79,527
Dr Deborah Rathjen	→ 132,674
Dr Errol De Souza	→ 39,763
Mr Trevor Tappenden	→ 39,763

RESOLUTION 4:

APPROVAL OF PROPOSED ISSUE OF SHARE OPTIONS TO DR ERROL DE SOUZA

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

That, for the purposes of ASX Listing Rules 7.1 and 10.14, the issue to Dr Errol De Souza of 500,000 share options in the Company pursuant to the Bionomics Limited Employee Share Option Plan, as described in the Explanatory Notes accompanying the Notice of this Annual General Meeting, is approved.

RESOLUTION 5:

APPROVAL OF PROPOSED ISSUE OF SHARE OPTIONS TO DR DEBORAH RATHJEN

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

That, for the purpose of ASX Listing Rules 7.1 and 10.14, the proposed issue to Dr Deborah Rathjen of 1,095,000 share options in the Company pursuant to the Bionomics Limited Employee Share Option Plan as described in the Explanatory Notes, be approved.

RESOLUTION 6:

APPROVAL OF BIONOMICS LIMITED EMPLOYEE SHARE OPTION PLAN

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

That, for the purpose of ASX Listing Rule 7.2, Exception 9, the issue of options pursuant to the Bionomics Limited Employee Share Option Plan, as described in the Explanatory Notes, be approved.

VOTING EXCLUSION STATEMENT

1 IN RELATION TO RESOLUTION 3, in accordance with Listing Rule 14.11 of the ASX Listing Rules, the Company will disregard any votes cast on the Resolution by or on behalf of Dr Peter Jonson, Dr Deborah Rathjen, Mr Trevor Tappenden, or Dr Errol De Souza and any person who might obtain a benefit, except a benefit solely in the capacity of a holder of ordinary securities, if the Resolution is passed, as well as any associate of any of the above.

2 IN RELATION TO RESOLUTIONS 4 AND 5, in accordance with Listing Rule 14.11 of the ASX Listing Rules, the Company will disregard any votes cast on the Resolutions by or on behalf of a director of the Company and any person who might obtain a benefit, except a benefit solely in the capacity of a holder of ordinary securities, if the Resolutions are passed, as well as any associate of any of the above.

3 IN RELATION TO RESOLUTION 6, in accordance with Listing Rule 14.11 of the ASX Listing Rules, the Company will disregard any votes cast on the Resolution by or on behalf of a director of the Company and any associate of a director of the Company.

Despite the foregoing, the Company is not required to disregard a vote if (a) it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form or (b) by the Chairman of the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

PROXIES, POWERS OF ATTORNEY AND CORPORATE REPRESENTATIVES

A member who is entitled to attend and vote at this meeting may appoint a proxy to attend and vote for the member at the meeting. The proxy need not be a member of the Company and may be an individual or a body corporate. For the convenience of members a proxy appointment form is enclosed.

A member who is entitled to cast more than one vote at the meeting may appoint two separate proxies to vote on their behalf. Where two proxies are appointed, the member may specify the proportion or number of votes each proxy is appointed to exercise failing which each proxy may exercise half of the member's votes. Fractions of votes will be disregarded. If a single proxy is appointed by a member that proxy may vote on a show of hands. If two proxies are appointed by a member, neither proxy may vote on a show of hands.

An appointed proxy has the same rights as the member to speak at the meeting and to join in a demand for a poll.

In order to record a valid vote, members will need to take the following steps:

→ Cast your vote online by visiting www.investorvote.com.au and following the instructions and information provided on the enclosed proxy form; or

→ Complete and lodge the Proxy Form with the Company at the address or facsimile number specified below, along with any power of attorney or notarially certified copy of a power of attorney (if the proxy form is signed pursuant to a power of attorney)

by no later than 48 hours before the Annual General Meeting (ie by no later than 10.30 am, 3 November 2008):

PLEASE SEND TO EITHER: **BIONOMICS LIMITED:** **C/-COMPUTERSHARE INVESTOR SERVICES PTY LTD ↓**
GPO Box 242, MELBOURNE VICTORIA 3001
or **facsimile: (03) 9473 2555**

A member who is a body corporate may appoint an individual as a representative to exercise the member's voting rights at the Annual General Meeting pursuant to section 250D of the Corporations Act. Representatives will be required to present documentary evidence of their appointment on the day of the meeting.

DETERMINATION OF ENTITLEMENT TO ATTEND AND VOTE

For the purpose of the Corporations Act, the Company has determined that all securities of the Company that are quoted securities at 7.00pm (Adelaide time) on 3 November 2008 will be taken, for the purpose of the Annual General Meeting, to be held by the persons who held them at that time.

QUESTIONS AND COMMENTS BY MEMBERS

In accordance with the Corporations Act, the Chairperson of the Annual General Meeting will allow a reasonable opportunity for members at the meeting to ask questions about, or make comments on, the management of the Company.

Similarly, the Chairperson will allow a reasonable opportunity for members at the meeting to ask questions of a representative of the Company's Auditors, Deloitte Touche Tohmatsu, relevant to the conduct of the audit, the preparation and content of the Auditor's Report, the accounting policies adopted by the Company in relation to the preparation of the financial statements and the independence of the Auditors in relation to the conduct of the audit.

Pursuant to the Corporations Act, members may submit a written question to the Company's Auditors relevant to the content of the Auditor's Report to be considered at the Annual General Meeting or the conduct of the audit of the Financial Report to be considered at the Annual General Meeting.

Questions to the Company's Auditors must be given to the Company no later than Wednesday 29 October 2008. The Company may examine the contents, or make a copy, of any question so submitted. A list of relevant written questions (prepared by the Company's Auditors) will be made available to members attending the Annual General Meeting at the start of the meeting.

The Chairperson of the Annual General Meeting will allow a reasonable opportunity at the meeting for a representative of the Company's Auditors to answer any written questions submitted in accordance with the above procedure. If the Company's Auditor has prepared written answers to written questions, the Chairperson may allow these to be tabled at the meeting and such written answers will be made available to members as soon as practicable after the meeting.

Please send any written questions for the Company's Auditors to:

Bionomics Limited, 31 Dalgleish Street, Thebarton SA 5031
or facsimile: (08) 8354 6199 or email: info@bionomics.com.au
by no later than 5:00pm (Adelaide time) on Wednesday 29 October 2008.

By order of the Board



Stephen Birrell
Company Secretary
Adelaide, 3 October 2008



Bionomics Limited

31 DAGLIESH STREET THEBARTON SOUTH AUSTRALIA 5031
PHONE 61 8 8354 6100 **FAX** 61 8 8354 6199
EMAIL INFO@BIONOMICS.COM.AU **WEB** WWW.BIONOMICS.COM.AU **ABN** 53 075 582 740

Bionomics Limited

EXPLANATORY NOTES FOR THE 2008 ANNUAL GENERAL MEETING

THESE EXPLANATORY NOTES HAVE BEEN PREPARED TO ASSIST SHAREHOLDERS WITH THEIR CONSIDERATION OF THE RESOLUTIONS SET OUT IN THE NOTICE OF ANNUAL GENERAL MEETING DATED 3 OCTOBER 2008.

ORDINARY BUSINESS

RESOLUTION 1:

ADOPTION OF REMUNERATION REPORT

The remuneration report for the year ended 30 June 2008 is set out in the 2007-08 financial statements.

Pursuant to section 250R(2) of the Corporations Act, a resolution that the remuneration report be adopted must be put to the vote at the Company's Annual General Meeting. The vote on the proposed resolution is advisory only and does not bind the directors or the Company. However, the Board will take the outcome of the vote into consideration when reviewing the Company's remuneration practices and policies.

The Chairman will allow a reasonable opportunity for members to discuss the remuneration report.

RESOLUTION 2:

ELECTION OF NON-EXECUTIVE DIRECTOR

Dr Errol De Souza will retire at the Annual General Meeting as required by the Company's Constitution and, being eligible, offers himself for election.

Dr Errol De Souza joined the company on 28 February 2008 as a Non-Executive Director. He is an internationally recognised leader in central nervous system (CNS) research and development. He is the former President and CEO of leading US biotech company, Synaptic Pharmaceutical Corporation and is currently President and CEO of the US company Archemix Corporation. Prior to these roles, Dr De Souza held senior management positions within Aventis and its predecessor Hoechst Marion Roussel Pharmaceuticals, Inc. Most recently, Dr De Souza was Senior Vice President and Site Head, US Drug Innovation and Approval (R&D), at Aventis where he was responsible for the discovery and development of drug candidates through Phase IIa clinical trials for CNS and inflammatory disorders. Prior to Aventis, he was a co-founder and former Chief Scientific Officer of Neurocrine Biosciences and Head of CNS Diseases Research at DuPont Merck Pharmaceutical Company. Dr De Souza has served on multiple Editorial Boards, NIH Committees as well as on the Board of Directors of several companies.

SPECIAL BUSINESS

BACKGROUND

Resolutions 3 to 6 (inclusive) set out in the Notice of Annual General Meeting are being put before shareholders for the purpose of ASX Listing Rules 7.1, 7.2, 10.11 and 10.14 (as applicable).

(A) LISTING RULES 7.1 AND 7.2 (EXCEPTION 9)

Broadly speaking, Listing Rule 7.1 provides that a listed company may issue or agree to issue in aggregate up to 15% of its fully paid ordinary shares within a 12-month period without shareholder approval. Any issues of shares beyond this amount must be first approved by shareholders and any issues of shares otherwise approved by shareholders will not be counted in calculating compliance with the 15% limit. If shareholders approve the issue of share options to Dr Errol De Souza and Dr Deborah Rathjen (resolutions 4 and 5), the issue of those share options will not be counted in calculating compliance with the 15% limit.

One of the exceptions to Listing Rule 7.1 provided for in Listing Rule 7.2, Exception 9(b), is that securities issued under an employee incentive scheme will not be taken into account when calculating the 15% limit, provided that the Company's shareholders have approved the scheme within three years before the date of issue of the securities. Accordingly, Resolution 6 seeks shareholder approval of the Bionomics Limited Employee Share Option Plan so that the Company has the ability to issue up to 15% of its capital during the year in addition to securities issued under the Bionomics Limited Employee Share Option Plan, without having to obtain a further shareholder approval.

(B) LISTING RULE 10.11

Listing Rule 10.11 requires a listed company to obtain shareholder approval for the issue of securities to related parties. As a consequence, the Company is required to obtain shareholder approval before issuing shares to its directors and any company controlled by a director (Resolution 3). The 15% limit imposed by Listing Rule 7.1 does not include issues approved under Listing Rule 10.11 and shareholders should note that, if they pass Resolution 3, it is not necessary for the Company to seek separate shareholder approval of the proposed share issues under Listing Rule 7.1.

(C) LISTING RULE 10.14

Listing Rule 10.14 requires a listed company to obtain shareholder approval for the issue of securities under an employee incentive scheme (such as the Bionomics Employee Option Plan) to certain parties, which includes a director, or an associate of a director, of the Company. As a consequence, the Company is required to obtain shareholder approval before issuing share options to Dr Errol De Souza and Dr Deborah Rathjen under the Bionomics Employee Share Option Plan (Resolutions 4 and 5).

RESOLUTION 3:
ASX LISTING RULE 10.11 – PROPOSED ISSUE OF SHARES TO DIRECTORS

Resolution 3 is being put before shareholders for the purpose of ASX Listing Rule 10.11.

As noted above, ASX Listing Rule 10.11 requires a listed company to obtain shareholder approval for the issue of securities to related parties, which includes a director of the Company. ASX Listing Rule 10.13 sets out the information that must be included in the Notice of Annual General Meeting when seeking approval of shareholders under ASX Listing Rule 10.11.

Under Resolution 3, the Board seeks approval to issue shares to each of the Company's Non-Executive Directors in lieu of one third of their directors' fees, and to Dr Deborah Rathjen (Chief Executive Officer and Managing Director) in lieu of some of her annual salary, for the financial year ending on 30 June 2009 ("**Payment Period**").

The Board believes this is beneficial for the Company since it conserves the Company's cash reserves and further aligns directors' interests with the interests of shareholders.

Shareholders have approved the issue of shares to Non-Executive Directors in this manner at the last seven Annual General Meetings. On each such occasion, the Board also advised shareholders of the Board's intention to implement a similar arrangement in subsequent years.

Shareholders have approved the issue of shares to Dr Deborah Rathjen in this manner at the last two Annual General Meetings. It is evident of her commitment to the Company that she is prepared to sacrifice cash for shares in order to preserve the working capital of the company.

The following information is provided for the purposes of ASX Listing Rule 10.13.

The Board has used a volume weighted average share price (VWAP) to calculate the number of shares to be issued in lieu of one third of the directors' fees payable and in lieu of annual salary for Dr Deborah Rathjen, for the Payment Period. The VWAP used in respect of the Payment Period has been calculated by reference to the price at which shares traded on the Australian Securities Exchange using the same formulae as the company's ESOP which has previously been approved by shareholders. The weighted average price used is the 7 day VWAP which was $0.3437 over the 7 trading days immediately preceding 31 August 2008.

The Non-Executive Directors' fees payable to current directors in respect of the Payment Period are:

1 JULY 2008 TO 30 JUNE 2009 ↓	
Chairman	→ $82,000
Directors	→ $41,000

Based on one third of these amounts for non-executive directors and some of Dr Rathjen's annual salary, the number of shares proposed to be issued to each director under the arrangement described above is as follows:

DIRECTOR ↓	WITH RESPECT TO FINANCIAL YEAR ENDING 30 JUNE 2009 ↓
Dr Peter Jonson	→ 79,527
Dr Deborah Rathjen	→ 132,674
Dr Errol De Souza	→ 39,763
Mr Trevor Tappenden	→ 39,763

The Company proposes to issue the above shares by no later than 5 December 2008. The shares to be issued will carry the usual rights applicable to ordinary shares in the Company and will, from their date of issue, rank equally with fully paid ordinary shares currently on issue.

Shareholders should note that the Board intends to implement a similar arrangement for non-executive directors for subsequent financial years.

RESOLUTION 4:

ASX LISTING RULES 7.1 AND 10.14 - PROPOSED ISSUE OF SHARE OPTIONS TO DR ERROL DE SOUZA

Resolution 4 seeks shareholder approval for the proposed issue of share options to Dr Errol De Souza.

Resolution 4 is being put to Shareholders for the purposes of ASX Listing Rules 7.1 and 10.14.

Under the Australian Securities Exchange Limited Corporate Governance Principles and Recommendations, the guidelines for non-executive director remuneration provide that non-executive directors should normally be remunerated by way of fees, should not participate in schemes designed for remuneration of executives and should not receive options.

However, in view of the special circumstances of the Company, namely:

→ the Company does not presently have earnings and its cash is at a premium; and

→ the Company considers it essential to attract and retain high calibre non-executive directors and to provide those directors with a competitive level of remuneration,

the issue of options is in the best interests of the Company, and aligns the interests of non-executive directors with the interests of the Company's shareholders.

The Company proposes to issue share options to Dr De Souza as follows:

NON-EXECUTIVE DIRECTOR : DR ERROL DE SOUZA	
NUMBER OF SHARE OPTIONS ↓	EXERCISE PERIOD ↓
500,000	→ for 100,000 options, a 5 year period commencing from the date of acceptance;
	→ for 100,000 options, a 5 year period commencing from the first anniversary of the date of acceptance;
	→ for 100,000 options, a 5 year period commencing from the second anniversary of the date of acceptance;
	→ for 100,000 options, a 5 year period commencing from the third anniversary of the date of acceptance; and
	→ for 100,000 options, a 5 year period commencing from the fourth anniversary of the date of acceptance.



The following information is provided in relation to the terms of the share options and for the purposes of ASX Listing Rules 7.3 and 10.15:

(a) the share options will be issued under the Bionomics Limited Employee Share Option Plan ("**Option Plan**") for no consideration (but with an exercise price as described below);

(b) each share option entitles Dr De Souza to subscribe for a fully paid ordinary share in the Company at a Board determined price of $0.30 per share at any time during the share option exercise period as described in the table above;

(c) since the last approval of the issue of securities under the Option Plan (approved pursuant to Listing Rule 10.14) Dr Deborah Rathjen has received 90,000 options. These options were issued for no consideration. These options were the options approved by shareholders at the Annual General Meeting of the Company on 7 November 2007.

(d) the Directors of the Company as listed below are each entitled to participate in the Option Plan:
Dr Peter Jonson
Dr Deborah Rathjen
Mr Trevor Tappenden
Dr Errol De Souza

(e) a voting exclusion statement in respect of Resolution 4 is set out in the Notice of Annual General Meeting;

(f) there is no loan in relation to the acquisition by Dr De Souza;

(g) if Resolution 4 is approved, the share options are expected to be issued by 1 December 2008 (and in any event, no later than 5 February 2009); and

(h) the share options will be issued for no consideration and therefore no funds will be raised by the issue of the share options. However, to the extent that the share options are exercised, the Company expects that the funds raised by the issue will be used for the Company's research and development projects.

The share options will not be quoted on the ASX.



RESOLUTION 5:

ASX LISTING RULES 7.1 AND 10.14 – APPROVAL OF PROPOSED ISSUE OF SHARE OPTIONS TO DR DEBORAH RATHJEN

Resolution 5 seeks shareholder approval for the proposed issue of share options to Dr Deborah Rathjen, the Chief Executive Officer and Managing Director of the Company.

Resolution 5 is being put to shareholders for the purposes of ASX Listing Rules 7.1 and 10.14.

The Company proposes to issue 1,095,000 share options to Dr Rathjen under the Option Plan for no consideration (but with an exercise price as described below). The Board considers that such an arrangement is in the Company's interests as it aligns the interests of Dr Rathjen with the interests of the Company's shareholders.

The Board has classified the proposed share options as bonus share options. The rationale for bonus share options, as approved by the Board, is to reward performance whilst at the same time preserving cash. The Board also recognises that bonus share options are a mechanism for ensuring that long term employees continue to receive share options.

Under current Company policy, in order to be considered for bonus share options, an employee must have achieved at least 50% of the objectives agreed at performance reviews, and in the case of the Chief Executive Officer, at least 50% of the Company's Corporate and R&D objectives for the relevant period.

The Non-Executive Directors have approved the offer to Dr Rathjen of 1,095,000 share options, of which 95,000 are in recognition of her performance against the Company's 2007-08 Corporate and R&D objectives, which were set by the Board in June 2007; and 1,000,000 are in recognition of Dr Rathjen's substantial contributions to the company over the last 8 years.

The following information is provided in relation to the terms of the share options and for the purposes of ASX Listing Rules 7.3 and 10.15:

→ **(a)** the information as outlined in Resolution 4 (a), (c), (d), (g) and (h) applies to this resolution;

→ **(b)** each share option entitles Dr Rathjen to subscribe for a fully paid ordinary share in the Company at a Board determined price of $0.3716 per share being 110% of the weighted average closing price of the Company's shares traded on the ASX for the 30 trading days immediately preceding 19 September 2008) at any time during the share option exercise period. The share option exercise periods are as follows:

  → 95,000 will have an exercise period commencing on the date of issue of the share options and ending on the date that is five years after the commencement of that period;

  → 340,000 will have an exercise period commencing on 7 August 2009 and ending on the date that is five years after the commencement of that period;

  → 330,000 will have an exercise period commencing on 7 August 2010 and ending on the date that is five years after the commencement of that period; and

  → 330,000 will have an exercise period commencing on 7 August 2011 and ending on the date that is five years after the commencement of that period.

→ **(c)** there is no loan in relation to the acquisition by Dr Rathjen;

→ **(d)** a voting exclusion statement in respect of Resolution 5 is set out in the Notice of Annual General Meeting.

The share options will not be quoted on the ASX.

RESOLUTION 6:

ASX LISTING RULE 7.2, EXCEPTION 9 – APPROVAL OF BIONOMICS LIMITED EMPLOYEE SHARE OPTION PLAN

Resolution 6 seeks shareholder approval for the Option Plan, which was initially approved by the Board on 5 June 2002 with certain amendments to the Option Plan approved by the Board on 7 September 2005.

The underlying purpose of the Option Plan is to align employees' and directors' interests with the Company's interests by providing them with incentive share options exercisable over staggered five-year periods as described below (unless the employee or director ceases to be an eligible participant in the Option Plan for any reason other than by death, retrenchment or retirement). It is expected that this will enable the Company to attract and retain top-level employees and directors.

The procurement and retention of first class executives and employees capable of managing the Company's operations and achieving the Company's strategic objectives is always a difficult task for a relatively young Company, without an earnings history, such as Bionomics. In order to compete with well-established companies, the Board considers that

the Company essentially has one of two choices: either offer higher cash remuneration or issue incentive based share options under a plan such as the Option Plan.

The Board is strongly of the view that the Company's cash reserves are vital to the Company's future success, and have therefore chosen to implement the Option Plan.

The terms of the Option Plan are identical in all material respects to the terms of the plan previously approved by shareholders at the Company's Annual General Meeting in 2005.

A summary of the principal terms of the Option Plan follows:

→ (a) The Option Plan is administered by the Board who may, subject to the Corporations Act and the ASX Listing Rules, revoke or amend the terms of the Option Plan and suspend or terminate the Option Plan.

→ (b) All full or part time employees of the Company or a related body corporate of the Company, who have been employed for a period of not less than 6 months (or such shorter period as the Board may determine), and all directors of the Company or a related body corporate of the Company, are eligible to participate in the Option Plan ("**Eligible Participants**").

→ (c) The Board will invite Eligible Participants to take up share options under the Option Plan for no consideration. The Board will have the sole discretion to determine which Eligible Participants will receive invitations and when those invitations will be made.

→ (d) Unless the Board determines otherwise, the exercise price of share options granted under the Plan will be the weighted average closing price of the Company's shares traded on ASX for the 7 trading days immediately preceding the date on which the invitation is made.

→ (e) Unless the Board determines otherwise, the share options will become exercisable during the following periods:

→ As to 1/5 of the share options the period commencing on the first anniversary of acceptance of the invitation relating to those share options;

→ As to 1/5 of the share options the period commencing on the second anniversary of acceptance of the invitation relating to those share options;

→ As to 1/5 of the share options the period commencing on the third anniversary of acceptance of the invitation relating to those share options;

→ As to 1/5 of the share options the period commencing on the fourth anniversary of acceptance of the invitation relating to those share options; and

→ As to 1/5 of the share options the period commencing on the fifth anniversary of acceptance of the invitation relating to those share options,

and ending at 5.00pm (Adelaide time) on the date that is 5 years after the commencement of the relevant period.

→ (f) The share options will lapse at the end of their relevant exercise period. However, if the Eligible Participant ceases to be an Eligible Participant for any reason (other than by death, retrenchment or retirement), then:

→ (i) any share options held by that participant for which the exercise period has commenced will lapse 30 days after the date the participant ceased to be an Eligible Participant; and

→ (ii) any share options held by that participant for which the exercise period has not commenced will lapse on the date the participant ceased to be an Eligible Participant.

→ (g) The share issued on exercise of a share option will be a fully paid ordinary share in the Company ranking equally with, and having the same rights and entitlements as, other ordinary shares in the Company on issue at the date of allotment of the option share (other than rights and entitlements accrued prior to the date of allotment of the option share).

→ (h) An Eligible Participant must not assign or transfer its share options (without the Company's consent), other than a transfer of share options to a legal personal representative in the event that an Eligible Participant has died or become subject to mental health legislation.

→ (i) An Eligible Participant cannot participate in new issues of shares by the Company without first exercising its share options. The Company must give notice of new share issues (other than pursuant to the Option Plan, the Employee Share Plan, a private placement, a dividend reinvestment plan, a share purchase plan or a bonus share plan or any other employee share or option plan designated by the Board, applying from time to time) to each Eligible Participant who holds share options.

Since the date of the last shareholder approval of the issue of share options under the Option Plan, 4,306,240 share options have been issued under the Option Plan (of this number 1,068,940 have subsequently lapsed).

For a copy of the Option Plan, please contact the Company on (08) 8354 6100 or by email to: info@bionomics.com.au.

Adelaide
3 October 2008

Bionomics Limited
31 DAGLIESH STREET
THEBARTON, SA 5031
PHONE 61 8 8354 6100
FAX 61 8 8354 6199
EMAIL INFO@BIONOMICS.COM.AU
WEB WWW.BIONOMICS.COM.AU
ABN 53 075 582 740

Bionomics Limited
ABN 53 075 582 740

Lodge your vote:

Online:
www.investorvote.com.au

By Mail:
Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
Victoria 3001 Australia

Alternatively you can fax your form to
(within Australia) 1800 783 447
(outside Australia) +61 3 9473 2555

For all enquiries call:
(within Australia) 1300 556 161
(outside Australia) +61 3 9415 4000

Proxy Form

Vote online or view the annual report, 24 hours a day, 7 days a week:

www.investorvote.com.au

☑ **Cast your proxy vote**	***Your secure access information is:*** **Control Number:**
☑ **Access the annual report**	**SRN/HIN:**
☑ **Review and update your securityholding**	**PLEASE NOTE:** For security reasons it is important that you keep your SRN/HIN confidential.

For your vote to be effective it must be received by 10.30am (Adelaide time) Monday 3 November 2008

How to Vote on Items of Business

All your securities will be voted in accordance with your directions.

Appointment of Proxy

Voting 100% of your holding: Direct your proxy how to vote by marking one of the boxes opposite each item of business. If you do not mark a box your proxy may vote as they choose. If you mark more than one box on an item your vote will be invalid on that item.

Voting a portion of your holding: Indicate a portion of your voting rights by inserting the percentage or number of securities you wish to vote in the For, Against or Abstain box or boxes. The sum of the votes cast must not exceed your voting entitlement or 100%.

Appointing a second proxy: You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you appoint two proxies you must specify the percentage of votes or number of securities for each proxy, otherwise each proxy may exercise half of the votes. When appointing a second proxy write both names and the percentage of votes or number of securities for each in Step 1 overleaf.

A proxy need not be a securityholder of the Company.

Signing Instructions for Postal Forms

Individual: Where the holding is in one name, the securityholder must sign.
Joint Holding: Where the holding is in more than one name, all of the securityholders should sign.
Power of Attorney: If you have not already lodged the Power of Attorney with the registry, please attach a certified photocopy of the Power of Attorney to this form when you return it.
Companies: Where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please sign in the appropriate place to indicate the office held.

Attending the Meeting

Bring this form to assist registration. If a representative of a corporate securityholder or proxy is to attend the meeting you will need to provide the appropriate "Certificate of Appointment of Corporate Representative" prior to admission. A form of the certificate may be obtained from Computershare or online at www.computershare.com.

Comments & Questions: If you have any comments or questions for the company, please write them on a separate sheet of paper and return with this form.

GO ONLINE TO VOTE,
or turn over to complete the form ➔

☐ **Change of address.** If incorrect, mark this box and make the correction in the space to the left. Securityholders sponsored by a broker (reference number commences with 'X') should advise your broker of any changes.

Proxy Form

Please mark [X] to indicate your directions

STEP 1 **Appoint a Proxy to Vote on Your Behalf** **XX**

I/We being a member/s of Bionomics Limited hereby appoint

☐ **the Chairman of the Meeting** **OR** ______________________

PLEASE NOTE: Leave this box blank if you have selected the Chairman of the Meeting. Do not insert your own name(s).

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of Bionomics Limited to be held in the Grevillea Room, Lower Lobby Level, Hyatt Regency, North Terrace, Adelaide on Wednesday, 5 November 2008 at 10.30am and at any adjournment of that meeting.

Important for Item 3: If the Chairman of the Meeting is your proxy and you have not directed him/her how to vote on Item 3 below, please mark the box in this section. If you do not mark this box and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes on Item 3 and your votes will not be counted in computing the required majority if a poll is called on this Item. The Chairman of the Meeting intends to vote undirected proxies in favour of Item 3 of business.

☐ I/We acknowledge that the Chairman of the Meeting may exercise my proxy even if he/she has an interest in the outcome of that Item and that votes cast by him/her, other than as proxy holder, would be disregarded because of that interest.

STEP 2 **Items of Business**

PLEASE NOTE: If you mark the **Abstain** box for an item, you are directing your proxy not to vote on your behalf on a show of hands or a poll and your votes will not be counted in computing the required majority.

		For	Against	Abstain
Ordinary Business				
1	Adoption of Remuneration Report	☐	☐	☐
2	Re-election of Dr Errol De Souza as a Director of the Company	☐	☐	☐
Special Business				
3	Approval of Proposed Issue of Shares to Directors	☐	☐	☐
4	Approval of Proposed Issue of 500,000 Share Options to Dr Errol De Souza	☐	☐	☐
5	Approval of Proposed Issue of 1,095,000 Share Options to Dr Deborah Rathjen	☐	☐	☐
6	Approval of Bionomics Limited Employee Share Option Plan	☐	☐	☐

END

The Chairman of the Meeting intends to vote undirected proxies in favour of each item of business.

SIGN **Signature of Securityholder(s)** *This section must be completed.*

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact Name ______________________ Contact Daytime Telephone ______________________ Date ___/___/___